Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

MICHAEL BAKER CORPORATION

A Business Stock Corporation

15 Pa.C.S. & 1306

ARTICLE ONE

The name of the Corporation is Michael Baker Corporation.

ARTICLE TWO

The name of the Corporation’s Commercial Registered Office Provider in the Commonwealth of Pennsylvania and its County of Venue is: c/o Corporation Service Company, Dauphin County.

ARTICLE THREE

The Corporation is incorporated under the provisions of the Business Corporation law of 1988, as amended.

ARTICLE FOUR

The Corporation is organized on a stock share basis, and the aggregate number of shares authorized is: Ten (10) shares of Common Stock, par value $0.01 per share.